

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

<u>Via E- Mail</u>

Mr. Brian P. McKeon
Chief Financial Officer
Iron Mountain Incorporated
745 Atlantic Avenue
Boston, Massachusetts 02111

> **Re: Iron Mountain Incorporated**
> **Form 10-K for the year ended December 31, 2010**
> **Filed March 1, 2011**
> **File No. 1-13045**

Dear Mr. McKeon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measures
Free Cash Flows before Acquisitions and Discretionary Investments, or FCF, page 35

1. We note your disclosure regarding the fact that you believe free cash flow (FCF) is a useful measure for investors in determining your ability to generate excess cash flows for reinvestment in the business, for discretionary deployment in investments such as real estate or acquisition opportunities, the potential returning of capital to shareholders or the repayment of indebtedness. As the repayment of indebtedness is mentioned after the discretionary expenditures, as well as the fact that FCF excludes other mandatory expenditures such as debt service, this statement appears to imply that the measure represents the residual cash flow available for discretionary purposes, or rather non-mandatory repayment of indebtedness. Please tell us and revise your disclosure in future filings to clarify whether mandatory debt service requirements or other non-discretionary expenditures are deducted from the measure. Please refer to Question 102.07 of the Compliance and Disclosure Interpretations issues on January 11, 2010 for further details.

Note 10. Commitments and Contingencies
c. Litigation, page 119

2. We note in several instances where you indicate that even though you are unable to predict the final outcome of the case, you do not expect that it will have a material impact on the financial statements. We do not consider such disclosures to be adequate. Pursuant to ASC 450-20-50-3 if no accrual is made for a loss contingency because one or both of the conditions are not met, or an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. For contingencies where an estimate cannot be made of the possible loss or range of loss, please advise us as to why. We may have further comment upon receipt of your response.

e. Chile Eathquake, page 120

3. We note that with respect to the February 27, 2010 earthquake in Chile, you have recorded gains on the disposal/write-down of property, plant and equipment, net in your statement of operations of approximately $10,200 for the year ended December 31, 2010, and have received approximately $27,000 in insurance recoveries. Such amount represents a portion of your business personal property, business interruption, and expense claims filed with your insurance carriers. Please tell us and revise the notes to your consolidated financial statements in future filings to disclose your accounting policy for involuntary conversions of property plant and equity and proceeds from business interruption insurance. Your response and revised policy should address the timing for

when such proceeds are recognized within the financial statements, and the aggregate amount of business interruption insurance recoveries recognized during the period and line item(s) in the statements of operations in which those recoveries are classified.

Form 10-Q for the period ended March 31, 2011

4. We note that in January 2011, you acquired the remaining 80% interest of your joint venture in Poland in a stock transaction for an estimated purchase price of $69,500. We also note that your calculation of the fair value of your previously held equity interest of $10,425 utilized an estimate of the control premium paid which reduced the total fair value of the consideration for the purchase of the remaining 80% interest by 40%. In this regard, please advise us and revise future filings tell us how you determined that 40% was an appropriate discount factor for the control premium. You response should include significant assumptions used and/or factors considered by management in determining the discount rate.

Other

5. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3305, if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions at (202) 551-3813.

Mr. Brian P. McKeon
Iron Mountain Incorporated
June 20, 2011
Page 4

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief